Exhibit 12.1

CINTAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Year Ended May 31,					Nine Months Ended
	2011	2010	2009	2008	2007	February 29, 2012	February 28, 2011
Net income before income taxes	$392,669	$343,892	$361,593	$530,704	$533,553	$347,655	$275,763
Capitalized interest	2,150	2,182	2,259	1,090	490	1,299	1,717
Fixed charges	66,935	63,476	65,127	65,578	61,903	65,297	47,238
Earnings	$461,754	$409,550	$428,979	$597,372	$595,946	$414,251	$324,718

	Year Ended May 31,					Nine Months Ended
	2011	2010	2009	2008	2007	February 29, 2012	February 28, 2011
Fixed charges:
Interest component of rent expense	$15,081	$12,682	$12,632	$11,665	$11,089	$11,717	$8,566
Interest expense	49,704	48,612	50,236	52,823	50,324	52,281	36,955
Capitalized interest	2,150	2,182	2,259	1,090	490	1,299	1,717
	$66,935	$63,476	$65,127	$65,578	$61,903	$65,297	$47,238

Ratio of earnings to fixed charges	6.9	6.5	6.6	9.1	9.6	6.3	6.9